Exhibit 99.2

2Q26 Earnings Call July 23, 2026

Cautionary Statement Regarding Forward-Looking Statements Matters discussed in this presentation may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words "believe," "anticipate," "intends," "estimate," "potential," "may," "should," "expect," "pending," and similar expressions identify forward-looking statements. The forward-looking statements in this presentation are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations. BeFra | 2

PRESENTERS Andrés Campos President & CEO, BeFra Raúl del Villar CFO, BeFra BeFra | 3

BeFra

Revenue

(Million MXN)


2025
Organic
+TW Jun26
+0.3%
+5.7%
+16.8%
+4.1%
+2.2%
+8.6%
3,499
3,510
3,563
3,710
4,161
7,062
7,220
7,671
1Q
2Q
1H

Stencil Base

(Average '000)


+1.7%
+25.0%
1,200
1,187
1,185
1,207
1,508
1Q
2Q
+TW

Organic = BW + JF

BeFra | 5 59.1% 40.9% 2Q25 10.8% 52.8% 36.3% 2Q26 59.5% 40.5% 1H25 5.9% 55.6% 38.5% 1H26 3,563 4,161 7,062 7,671 +16.8% +8.6% 7.0% 92.8% 2Q25 3.7% 91.0% 2Q26 6.7% 92.9% 1H25 5.7% 92.0% 1H26 3,563 4,161 7,062 7,671 +16.8% +8.6% Revenue Distribution By Brand Unit By Region (Million MXN) Betterware Jafra Tupperware Mexico US Latam (Million MXN) 0.4% 2.3% Organic = BW + JF 0.1% 5.3% +4.1% Organic +4.1% Organic +2.2% Organic +2.2% Organic

-30 bps 327 289 395 2Q 479 570 676 1H -11.8% +19.1% BeFra | 6 679 657 780 2Q 1,214 1,267 1,390 1H -3.2% +4.3% 2025 Organic +TW Jun26 19.1% 17.8% 18.8% 17.2% 17.5% 18.1% -130 bps +30 bps +14.5% +90 bps Includes TW Includes TW +15.0% Includes TW Includes TW +20.6% +41.2% EBITDA (Million MXN) Net Income (Million MXN)

Dividends 26 consecutive quarters of paying dividends since IPO 2020 2021 2022 2023 2024 2025 2026 830 1,400 950 649 998 850 650 %EBITDA 39.4% 52.2% 41.0% 23.8% 36.0% 31.9% 28.8% Dividends Paid (Millions MXN) Free Cash Flow 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 -56 592 554 1,132 352 578 -10% 87% 77% 155% 58% 74% (Millions MXN) 80% 89% FCF-to-EBITDA Free Cash Flow 2025 LTM 2,130 2,523 250 To be paid

6.4 5.5 5.2 4.5 4.4 7.8 2022 2023 2024 2025 1Q26 2Q26 2.4 1.8 1.8 1.6 1.5 2.6 BeFra | 8 Leverage Asset-light Return on Investment 26.2% 73.8% 2022 26.2% 73.8% 2023 17.2% 82.5% 2024 17.9% 82.1% 2025 17.3% 82.7% 1Q26 14.0% 86.0% 2Q26 12.7 15.8 12.4 19.8 22.6 23.3 11.3 11.1 10.5 9.6 9.8 23.4 27.9 19.1 28.4 31.9 31.9 2022 2023 2024 2025 1Q26 2Q26 $EPS TTM 18.9 26.6 26.6 25.5 27.1 32.3 (Billions MXN) (Billions MXN) (MXN) Other Assets Fixed Assets Total Assets ROTA% ROIC% Financial Performance FY 14.9 Total Debt Net Debt/EBITDA 2Q26 Ratios include Tupperware Proforma TTM unless otherwise stated 1.6 Proforma 4.0 Pre-TW * * *Considers only one month of Tupperware

Strengthen Mexico Leadership New Brands or Categories Regional Expansion 1 2 3 Digital Transformation 4 Financial Discipline and Control 5 Strategic Pillars – 2025 to 2030 Consolidate our position as market leader in Mexico Continue growing in the USA and keep expanding in Latin American markets Remain focused on exploring new categories in Mexico and beyond Evolve our business model towards a digital P2P solution Maintain financial discipline, demonstrate the strength of our business model, and strengthen financial planning BeFra | 9

Strengthen Mexico Leadership New Brands or Categories Regional Expansion 1 2 3 Digital Transformation 4 Financial Discipline and Control 5 Strategic Pillars – 2025 to 2030 Consolidate our position as market leader in Mexico Continue growing in the USA and keep expanding in Latin American markets Remain focused on exploring new categories in Mexico and beyond Evolve our business model towards a digital P2P solution Maintain financial discipline, demonstrate the strength of our business model, and strengthen financial planning BeFra | 10

BeFra | 11 Revenue (Million MXN) EPS Accretion +29.3% June 2025 Tupperware Proforma 96 349 Jun 25 451 Jun 26 +1.3% Other Revenue Direct Selling Direct Selling (MXN) 29.2 39.9 TTM EPS +36.6% Organic TW pro forma

Q&A

Thank you. INVESTOR RELATIONS befra.com ir@better.com.mx